Exhibit 99.3

THE TAKING OF THIS DOCUMENT OR ANY CERTIFIED COPY OF IT OR ANY OTHER DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION FOR IT, OR ANY DOCUMENT WHICH INCLUDES WRITTEN CONFIRMATIONS OR REFERENCES TO IT, INTO AUSTRIA AS WELL AS PRINTING OUT ANY E-MAIL COMMUNICATION WHICH REFERS TO THIS DOCUMENT IN AUSTRIA OR SENDING ANY E-MAIL COMMUNICATION TO WHICH A PDF SCAN OF THIS DOCUMENT IS ATTACHED TO AN AUSTRIAN ADDRESSEE OR SENDING ANY E-MAIL COMMUNICATION CARRYING AN ELECTRONIC OR DIGITAL SIGNATURE WHICH REFERS TO THIS DOCUMENT TO AN AUSTRIAN ADDRESSEE MAY CAUSE THE IMPOSITION OF AUSTRIAN STAMP DUTY. ACCORDINGLY, KEEP THE ORIGINAL DOCUMENT AS WELL AS ALL CERTIFIED COPIES THEREOF AND WRITTEN AND SIGNED REFERENCES TO IT OUTSIDE OF AUSTRIA AND AVOID PRINTING OUT ANY E-MAIL COMMUNICATION WHICH REFERS TO THIS DOCUMENT IN AUSTRIA OR SENDING ANY E-MAIL COMMUNICATION TO WHICH A PDF SCAN OR OTHER SCANNED DOCUMENTS OF THIS DOCUMENT IS ATTACHED TO AN AUSTRIAN ADDRESSEE OR SENDING ANY E-MAIL COMMUNICATION CARRYING AN ELECTRONIC OR DIGITAL SIGNATURE WHICH REFERS TO THIS DOCUMENT TO AN AUSTRIAN ADDRESSEE.

Dated November 2, 2009

FOURTH SUPPLEMENTAL AGREEMENT

relating to a

FACILITIES AGREEMENT

for

€165,000,000

Term and Multicurrency Revolving Facilities

INVITEL Zrt.

Borrower

MAGYAR TELECOM B.V. and

CERTAIN OF ITS SUBSIDIARIES

Guarantors

BNP PARIBAS and CALYON

Co-ordinators

BNP PARIBAS, CALYON and UNICREDIT BANK HUNGARY ZRT.

Arrangers

BNP PARIBAS and

BNP PARIBAS, Hungary Branch

Agents

BNP PARIBAS TRUST CORPORATION UK LIMITED

Security Trustee

Contents

Clause		Page

1	Interpretation	1

2	Amendments to the Principal Facilities Agreement	2

3	Waivers under the Principal Facilities Agreement	3

4	Consents under the Intercreditor Deed	3

5	Further Conditions	3

6	Representations and Warranties	4

7	Euroweb Romania	4

8	Cessation	5

9	Fees and Expenses	5

10	Miscellaneous	5

11	Governing Law	6

12	Enforcement	6

Schedule 1 Parties		8

Schedule 2 Conditions Precedent		10

Schedule 3 Waivers and Consents		15

Schedule 4 Euroweb Romania		16

THIS FOURTH SUPPLEMENTAL AGREEMENT is dated November 2, 2009 and made BETWEEN:

(1)	MAGYAR TELECOM B.V. as the Parent;

(2)	INVITEL Zrt. as the Borrower;

(3)	THE COMPANIES set out in part A of Schedule 1 as Guarantors;

(4)	BNP PARIBAS and CALYON as Co-ordinators;

(5)	BNP PARIBAS and CALYON as Arrangers;

(6)	NORDEA BANK DANMARK A/S as exiting Arranger (“Exiting Arranger”);

(7)	UNICREDIT BANK HUNGARY ZRT. as acceding Arranger (the “Acceding Arranger”);

(8)	THE BANKS AND FINANCIAL INSTITUTIONS whose names and addresses are set out in part B of Schedule 1 as Lenders;

(9)	BNP PARIBAS and BNP PARIBAS, Hungary Branch as the Agents; and

(10)	BNP PARIBAS TRUST CORPORATION UK LIMITED as Security Trustee.

WHEREAS:

(A)	This Fourth Supplemental Agreement is supplemental to an agreement (the “Principal Facilities Agreement”) dated 6 August 2004 (as amended and restated pursuant to a supplemental agreement dated 27 April 2007 and a second supplemental agreement dated 3 March 2008, as amended pursuant to an amendment letter dated 2 February 2009 and as amended and restated pursuant to a third supplemental agreement dated 4 March 2009) and made between, amongst others, Magyar Telecom B.V. as the Parent, Invitel Zrt. as the Borrower, certain companies as Guarantors, BNP Paribas in various capacities, certain banks and financial institutions as Original Lenders and BNP Paribas Trust Corporation UK Limited as Security Trustee, whereby the Original Lenders agreed to make available to the Borrower loan facilities of €165,000,000 upon the terms and subject to the conditions therein contained.

(B)	The Parent and the Borrower have requested the Finance Parties, and the Finance Parties have agreed, to amend the Principal Facilities Agreement to the extent set out in this Fourth Supplemental Agreement.

NOW IT IS AGREED as follows:

1	Interpretation

1.1	Definitions in Principal Facilities Agreement

Unless the context otherwise requires and save as mentioned below, words and expressions defined in the Principal Facilities Agreement shall have the same meanings when used in this Fourth Supplemental Agreement. In this Fourth Supplemental Agreement the expression the “Fourth Supplemental Agreement” shall mean this Fourth Supplemental Agreement.

1.2	General definitions

In this Fourth Supplemental Agreement:

“Acquisition Date” means the initial date on which Hungarian Telecom (Netherlands) Cooperatief U.A. acquires all or any part of the shares in HTCC owned by TDC as contemplated by the Structure Memorandum.

“Calyon” means Calyon Hungarian Branch Office.

“Fee Letter” means the fee letter dated 30 September 2009 relating to the Finance Parties entitlement to be paid an amendment fee.

“Fourth Supplemental Effective Date” means the date on which the Facility Agent notifies the Borrower in writing that the Facility Agent has received all of the documents and other evidence listed in part 1 of Schedule 2 (Conditions Precedent) (other than F.12) in form and substance satisfactory to the Facility Agent and the documents and other evidence listed in F.12 of part 1 of Schedule 2 (Conditions Precedent) in form and substance satisfactory to the Lenders.

“Further Conditions” means the further conditions to the Fourth Supplemental Effective Date set out in clause 5.1.

“Parties” means the parties to this Fourth Supplemental Agreement.

“Structure Memorandum” means the tax structure memorandum entitled [    ] prepared by [    ] as a condition precedent to the Fourth Supplemental Effective Date.

1.3	Interpretation of Principal Facilities Agreement

References in the Principal Facilities Agreement to “this Agreement” shall, following the amendment and restatement of the Principal Facilities Agreement pursuant to clause 2 (Amendments to the Principal Facilities Agreement) and unless the context otherwise requires, be references to the Principal Facilities Agreement as amended by this Fourth Supplemental Agreement and words such as “herein”, “hereafter”, and “hereto”, where they appear in the Principal Facilities Agreement, shall be construed accordingly.

1.4	Incorporation of certain references

Clauses 1.2 (Construction) and 1.3 (Third Party Rights) of the Principal Facilities Agreement shall be deemed to be incorporated in this Fourth Supplemental Agreement in full, mutatis mutandis.

1.5	Designation as Finance Document

The Parties agree that this Fourth Supplemental Agreement is and shall be designated as a Finance Document.

2	Amendments to the Principal Facilities Agreement

2.1	Subject to the Further Conditions, with effect from the Fourth Supplemental Effective Date (unless clause 5.2 applies), the Principal Facilities Agreement shall be amended and restated so as to read in accordance with the form of the amended and restated loan agreement set out in the Appendix and the Principal Facilities Agreement (as so amended and restated) will continue to be binding upon each of the parties thereto upon such terms as so amended and restated.

2.2	The Facility Agent shall notify the Borrower and the Lenders promptly upon receipt of all documents and other evidence listed in part 1 of Schedule 2 (Conditions Precedent) (other than F.12) in form and substance satisfactory to the Facility Agent and all documents and other evidence listed in F.12 of part 1 of Schedule 2 (Conditions Precedent) in form and substance satisfactory to the Lenders and simultaneously with such notice confirm that the Fourth Supplement Effective Date has occurred. The Facility Agent shall notify the Borrower and the Lenders promptly upon receipt of all documents and other evidence listed in part 2 of Schedule 2 (Conditions Precedent) in form and substance satisfactory to the Facility Agent (such date being the Closing Date).

2.3

By their execution of this Fourth Supplemental Agreement, the Parent, the Borrower and each of the other Guarantors agree that the Security Documents to which it is a party and its obligations thereunder and, in the case of each Guarantor, its obligations under clause 17 (Guarantee) of the Principal Facilities Agreement shall remain in full force and effect and the rights of the Finance Parties thereunder shall not be prejudicially affected notwithstanding the amendments made to the Principal Facilities Agreement pursuant to this Fourth Supplemental Agreement.

3	Waivers under the Principal Facilities Agreement

3.1	Subject to the Further Conditions, with effect from the Fourth Supplemental Effective Date (unless clause 5.2 applies), the Lenders waive the breaches (if any) of the Principal Facilities Agreement set out in Part A of Schedule 3 (Waivers and Consents) which will occur on the Acquisition Date or, in relation to the cancellation of the FRN Notes and/or HY Notes, after the Acquisition Date.

3.2	The Borrower must ensure that the FRN Notes and HY Notes delivered to the relevant trustee on the Acquisition Date are cancelled within 15 Business Days of the Closing Date and must deliver a statement from Bank of New York Mellon (acting as common depositary and registrar for the FRN Notes and the HY Notes) that the principal amount thereof has been reduced to €131,322,000 (from €142,000,000) and €125,675,000 (from €200,000,000), respectively, following the closing of the tender offer. The Parties agree that this clause 3.2 shall be deemed to be included in the list of clauses in clause 23.1.2 (Breach of certain obligations) of the Principal Facilities Agreement.

4	Consents under the Intercreditor Deed

Subject to the Further Conditions, with effect from the Fourth Supplemental Effective Date (unless clause 5.2 applies), the Lenders provide the consents set out in Part B of Schedule 3 (Waivers and Consents) which will be required on the Acquisition Date.

5	Further Conditions

5.1	The consents, waivers and amendments set out in this Fourth Supplemental Agreement are further conditional upon:

5.1.1	no Event of Default having occurred or being continuing on the date of this Fourth Supplemental Agreement or on the Fourth Supplemental Effective Date;

5.1.2	the Acquisition Date having occurred on or before 28 December 2009; and

5.1.3	the representations and warranties in clause 6 (Representations and Warranties) being true on the date of this Fourth Supplemental Agreement and on the Fourth Supplemental Effective Date.

5.2	In the event that the Fourth Supplemental Effective Date has occurred, but the Facility Agent does not receive all of the documents and other evidence listed in part 2 of Schedule 2 (Conditions Precedent) in form and substance satisfactory to the Facility Agent prior to midday (London time) on the Fourth Supplemental Effective Date (or such later time or date as the Facility Agent may agree):

5.2.1	the amendments to the Principal Facilities Agreement pursuant to clause 2.1 will be deemed not to have taken effect;

5.2.2	the waivers of the breaches of the Principal Facilities Agreement pursuant to clause 3.1 will be deemed not to have been given;

5.2.3	the consents in relation to the Intercreditor Deed pursuant to clause 4 (Consents under the Intercreditor Deed) will be deemed not to have been given; and

5.2.4	the provisions of clause 8 (Cessation and accession) will be deemed not to have taken effect, and the Principal Facilities Agreement and the Intercreditor Deed shall continue as if such amendments had never been made, such waivers and consents had never been given and the provisions of clause 8 (Cessation and accession) had never applied.

6	Representations and Warranties

Each Obligor makes the representations and warranties set out in:

6.1	clause 18.1 (Repeated representations and warranties) but subject to clause 18.3 (Repetition) and as if references to the Third Supplemental Effective Date in that clause were to the Fourth Supplemental Effective Date; and

6.2	clause 18.2 (Further representations and warranties) other than the representations and warranties in clause 18.2.10 (Intercompany Loans) and clause 18.2.11 (Permitted Reorganisation Steps Memorandum), of the form of amended and restated loan agreement set out in the Appendix to the Finance Parties on the date of this Fourth Supplemental Agreement and on the Fourth Supplemental Effective Date as if made on such date with reference to the facts and circumstances existing at each such date.

7	Euroweb Romania

7.1	Notwithstanding the amendment and restatement of the Principal Facilities Agreement on the Fourth Supplemental Effective Date and the other provisions of this Fourth Supplemental Agreement, the Parties hereto agree that the rights and obligations of Euroweb Romania as between itself and the other Parties:

7.1.1	in the case of the Principal Facilities Agreement, shall remain as set out in the Principal Facilities Agreement prior to the amendment and restatement pursuant to clause 2 (Amendments to the Principal Facilities Agreement) and shall not be amended or affected by the execution and performance of this Fourth Supplemental Agreement; and

7.1.2	in the case of the General Security Agreements, shall remain as they were prior to the amendment and restatement of the Principal Facilities Agreement pursuant to clause 2 (Amendments to the Principal Facilities Agreement) and shall not be amended or affected by the execution and performance of this Fourth Supplemental Agreement.

7.2	For the avoidance of doubt, the provisions of clause 2 (Amendments to the Principal Facilities Agreement) shall not operate as a release of Euroweb Romania from its obligations under the Principal Facilities Agreement or the General Security Agreements.

7.3	The Parent undertakes to deliver to the Facility Agent on or before the date falling 90 days after the date of this Fourth Supplemental Agreement, all of the documents and other evidence listed in Schedule 4 (Euroweb Romania), each in form and substance satisfactory to the Facility Agent. The Facility Agent shall notify the Parent and the Lenders promptly upon receipt of such documents and other evidence in form and substance satisfactory to it. The Parties agree that this clause 7.3 shall be deemed to be included in the list of clauses in clause 23.1.2 (Breach of certain obligations) of the Principal Facilities Agreement.

7.4	Each of the Parties hereto irrevocably authorises the Facility Agent to sign the agreement referred to in paragraph 1 of Schedule 4 (Euroweb Romania) on its behalf.

7.5	From the Fourth Supplemental Effective Date until the date on which the Facility Agent notifies the Parent and the Lenders in accordance with clause 7.3, the Parties agree that Euroweb Romania shall not, in respect of any transactions entered into after the Fourth Supplemental Effective Date, be considered an Obligor (or, for the purposes of clause 7.5.5, a member of the Borrower Group) for the purposes of the following provisions of the Principal Facilities Agreement (as amended and restated pursuant to clause 2 (Amendments to the Principal Facilities Agreement):

7.5.1	paragraph (e) of the definition of Permitted Borrowings;

7.5.2	paragraph (h) of the definition of Permitted Disposals;

7.5.3	paragraph (i) of the definition of Permitted Guarantees;

7.5.4	paragraph (a)(ii) and (a)(iii) of the definition of Permitted Intra Group Transactions; and

7.5.5	paragraph (d) of the definition of Permitted Intra Group Transactions.

8	Cessation and accession

8.1	With effect from the Fourth Supplemental Effective Date (unless clause 5.2 applies):

8.1.1	the Exiting Arranger shall cease to be a party to or have any rights or obligations under the Principal Facilities Agreement or the Principal Facilities Agreement (as amended and restated pursuant to clause 2.1) in its capacity as Arranger. This is without prejudice to any accrued rights or obligations existing on or before the Fourth Supplemental Effective Date. The rights and obligations under the Principal Facilities Agreement (as amended and restated pursuant to clause 2.1 (Amendments to the Principal Facilities Agreement)) shall be construed accordingly;

8.1.2	the Acceding Arranger shall become a party to the Principal Facilities Agreement (as amended and restated pursuant to clause 2.1) as an Arranger and the rights and obligations under the Principal Facilities Agreement (as amended and restated) shall be construed accordingly; and

8.1.3	the Existing Arranger assigns to the Acceding Arranger all of its rights under the Intercreditor Agreement and any other Finance Documents to which it is a party in its capacity as Arranger.

9	Fees and Expenses

9.1	Fees

The Borrower shall pay to the Facility Agent an amendment fee (for and on behalf of the Lenders) in the amount and at the times agreed in a Fee Letter.

9.2	Expenses

The Borrower shall pay to the Facility Agent on demand all expenses (including legal fees) incurred by the Finance Parties in connection with the negotiation, preparation and execution of this Fourth Supplemental Agreement and any document referred to herein or in connection with the transactions contemplated by this Fourth Supplemental Agreement.

10	Miscellaneous

10.1	Continuation of Principal Facilities Agreement

Save as amended and/or waived by this Fourth Supplemental Agreement, the provisions of the Principal Facilities Agreement shall continue in full force and effect and the Principal Facilities Agreement and this Fourth Supplemental Agreement shall be read and construed as one instrument.

10.2	Counterparts

This Fourth Supplemental Agreement may be executed in any number of counterparts and by the different Parties on separate counterparts, each of which when so executed and delivered shall be an original but all counterparts shall together constitute one and the same instrument.

10.3	Partial invalidity

If, at any time, any provision of this Fourth Supplemental Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision in any other respect or under the law of any other jurisdiction will be affected or impaired in any way.

10.4	Place of performance outside Austria

The Parties agree that the exclusive place of performance (Erfüllungsort) for all rights and obligations under this Fourth Supplemental Agreement shall be at the registered office of the Security Trustee in England or any other place reasonably designated by the Security Trustee but in any case a place outside the Republic of Austria, which in particular, but without limitation, means that the payment of all amounts, if any, under this Fourth Supplemental Agreement or any Finance Document must be made from and to, respectively, a bank account outside the Republic of Austria. It is expressly agreed between the Parties hereto that any such performance within the Republic of Austria will not establish Austria as the place of performance and shall be deemed not effective with respect to any Party hereto. Further, the Parties hereto agree that the fulfilment of any contractual obligation under this Fourth Supplemental Agreement within the Republic of Austria does not result in a discharge of debt.

11	Governing Law

This Fourth Supplemental Agreement and any non-contractual obligations connected with it shall be governed by English law.

12	Enforcement

12.1	Jurisdiction

12.1.1	The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Fourth Supplemental Agreement (including a dispute regarding the existence, validity or termination of this Fourth Supplemental Agreement) (a “Dispute”).

12.1.2	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

12.1.3	This clause 12.1 is for the benefit of the Finance Parties only. As a result, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

12.2	Service of process

Without prejudice to any other mode of service allowed under any relevant law:

12.2.1	the Parent, the Borrower and each Guarantor irrevocably appoint Law Debenture Services Limited of Fifth floor, 100 Wood Street, London, EC2V 7EX as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document; and

12.2.2	agrees that failure by a process agent to notify the Parent, the Borrower or the relevant Guarantor of the process will not invalidate the proceedings concerned.

12.3	Inconvenient Forum

The Parent, the Borrower and each Guarantor waive any objection it may have now or hereafter to the laying of venue of any action or proceedings in any court or jurisdiction referred to in clause 12.1 (Jurisdiction) and any claim it may have now or hereafter that any action or proceedings brought in such courts or jurisdiction has been brought in an inconvenient forum.

IN WITNESS whereof the parties hereto have caused this Fourth Supplemental Agreement to be duly executed the day and year first above written.

Schedule 1

Parties

Part A

The Guarantors (as at the date of this Fourth Supplemental Agreement)

Guarantor name	Registered Addresses
Magyar Telecom B.V.

Invitel Zrt.

Invitel Technocom Távközlési Szolgáltató Korlátolt Felelösségü (formerly known as Pantel Technocom Távközlési Szolgáltató Korlátolt Felelösségü)

Invitel International Hungary Kft.

Invitel International AG (formerly known as Memorex Telex Communications AG)

MTCTR Memorex Telekomünikasyon Sanayi ve Ticaret Limited Şirketi

Invitel International Holdings B.V.

and, from the time of its accession in accordance with clause 7 (Euroweb Romania), Euroweb Romania (registered address: Euroweb Romania, 102 Lipscani Street, Nouveau Centre, Corp A, 3rd Floor, 3rd District, Bucharest, Romania).

Part B

The Lenders

Name	Registered Addresses
BNP Paribas

BNP Paribas, Hungary Branch

Calyon

Credit Suisse, London Branch

MKB Bank Zrt.

Natixis

Unicredit Bank Hungary Zrt.

Schedule 2

Conditions Precedent

Part 1

Unless the context otherwise requires and save as mentioned below, words and expressions defined in the amended and restated loan agreement set out in the Appendix shall have the same meaning when used in this Schedule 2 whether or not the Fourth Supplemental Effective Date has occurred.

In this Schedule, “Fourth Supplemental Finance Documents” means the Finance Documents entered into in accordance with the Fourth Supplemental Agreement.

A.	Companies

1.	Copies, certified as true, complete and up-to-date copies by an Authorised Officer of each Guarantor of the constitutional documents of such Guarantor (including, without limitation, extract from the trade registry of each Guarantor incorporated in Hungary).

2.	A copy, certified as a true copy by an Authorised Officer of each Guarantor, of resolutions of the relevant boards, committees and/or bodies of the shareholders of each Guarantor evidencing approval of the relevant Fourth Supplemental Finance Documents (to the extent it is a party).

3.	Specimen signatures, authenticated by an Authorised Officer of the relevant Guarantor, of the persons authorised in the resolutions referred to in paragraph 2 above.

4.	A copy, certified as a true copy by an Authorised Officer of the relevant Guarantor, of all consents, authorisations, licences and approvals required by each Guarantor in connection with the execution, delivery, validity, enforceability and admissibility in evidence of the Fourth Supplemental Finance Documents (to the extent it is a party) and the performance by each Guarantor of their respective obligations under the Fourth Supplemental Finance Documents (to the extent it is a party).

5.	A certificate of an authorised signatory of each relevant Guarantor:

(a)	certifying that each copy document relating to it delivered as a condition precedent is correct, complete and in full force and effect and has not been amended or superseded as at a date no earlier than the date of this Fourth Supplemental Agreement; and

(b)	confirming that the borrowing or guaranteeing or securing, as appropriate, the total commitments in respect of the Facilities would not cause any borrowing, guarantee, security or similar limit, binding on any Guarantor, to be exceeded.

6.	A copy, certified as a true copy by an Authorised Officer of the Borrower of a letter from the agent for service of process under the Finance Documents accepting their respective appointments and confirming they will act.

B.	Finance Documents

1.	This Fourth Supplemental Agreement duly executed by all the parties thereto.

2.	The Fee Letter duly executed by all the parties thereto.

3.	The duly executed notarised confirmation in relation to the Security Documents governed by Hungarian law.

C.	Legal opinions

1.	A legal opinion from Shearman & Sterling LLP confirming that the consummation of the transactions contemplated by the Structure Memorandum to be effected on or prior to the Acquisition Date and the execution and delivery of the Fourth Supplemental Agreement and the Fourth Supplemental Finance Documents and the transactions contemplated on or prior to the Acquisition Date thereby will not result in a default under or a breach of, and will not constitute a Change of Control under, and as defined in the indentures relating to the FRN Notes, the PIK Notes and the HY Notes dated no earlier than 5 Business Days prior to the Fourth Supplemental Effective Date.

2.	A legal opinion from Norton Rose LLP, London in relation to the English law aspects of the transaction.

3.	A legal opinion from Norton Rose LLP, Amsterdam in relation to the Dutch law aspects of the transaction including the capacity of the relevant Obligors and the confirmation of the effectiveness of the guarantees and local law Security Documents following the consummation of the transaction in accordance with the Structure Memorandum and the amendments and waivers contemplated by this Fourth Supplemental Agreement (the “Security Effectiveness”).

4.	A legal opinion from Burai-Kovács and Partners, Budapest in relation to the Hungarian law aspects (including in relation to the capacity of the relevant Obligors and the Security Effectiveness) of the transaction.

5.	A legal opinion from Dorda Brugger Jordis Rechtsanwaelte GmbH, Vienna in relation to the Austrian law aspects (including in relation to the capacity of the relevant Obligors and the Security Effectiveness) of the transaction.

6.	A legal opinion from Taboglu & Dermihan, Istanbul in relation to the Turkish law aspects (including in relation to the capacity of the relevant Obligors and the Security Effectiveness) of the transaction.

7.	A legal opinion from Spigthoff, the Netherlands Antilles in relation to the Netherlands Antilles law aspects (including in relation to the Security Effectiveness) of the transaction.

D.	Purchase of Invitel Holdings A/S, FRN Notes, HY Notes and PIK Notes

1.	A copy of the executed sale and purchase agreement between, amongst others, TDC, Hungarian Telecom (Netherlands) Cooperatief U.A. (“DutchCo”) and Hungarian Telecom Finance International Limited (“CaymanCo”) which includes the acquisition of shares in HTCC by the relevant Investor Affiliate

2.	A copy of the debt restructuring agreement between, amongst others, CaymanCo, Invitel Holdings A/S and the Parent.

3.	A copy of the equity commitment letter from Mid Europa Fund III L.P., DutchCo, CaymanCo and Hungarian Telecom LP to TDC and HTCC.

4.	Copies of the tender documents for the purchase of the FRN Notes, the HY Notes (if applicable) and the PIK Notes.

5.	Evidence by way of irrevocable payment instructions and an irrevocable cancellation notice that FRN Notes and/or HY Notes representing a face value amount of at least EUR85,000,000 will be purchased by the Parent on the Acquisition Date and cancelled as soon as reasonably practicable after the Acquisition Date and evidence that the Parent will receive sufficient funding under the New Equity Loan Agreement (in the form delivered as a condition precedent to the Fourth Supplemental Effective Date) from an Investor Affiliate as contemplated by the Structure Memorandum to fund such purchase and (other than Euro 2,200,000 of any such fees and any fees of White & Case LLP in relation to the transactions contemplated by the Structure Memorandum) any fees payable by the Parent and its Subsidiaries in relation to the transactions contemplated by the Structure Memorandum.

E.	Equity Loan Agreements

1.	Copies, certified as true, complete and up-to-date by an Authorised Officer of CaymanCo of the constitutional documents of CaymanCo.

2.	A copy, certified as a true copy by an Authorised Officer of CaymanCo, of resolutions of the relevant board, committee and/or bodies of the shareholders of CaymanCo evidencing approval of the novation in relation to the New Equity Loan Agreement and the Cayman New Equity Lender Security Agreement (as defined below).

3.	A copy, certified as a true copy by the Authorised Officer of CaymanCo, of a letter from the agents for service of process under the New Equity Lender Security Agreement accepting their appointment and confirming they will act.

4.	A duly executed amendment and restatement deed relating to the New Equity Loan Agreement between an Investor Affiliate, the Parent and HTCC.

5.	A duly executed novation agreement between TDCH III ApS and CaymanCo relating to the New Equity Loan Agreement and its acquisition by CaymanCo as contemplated by the Structure Memorandum.

6.	A duly executed original of a security agreement granted by CaymanCo in favour of the Security Trustee over its rights under the New Equity Loan Agreement (the “Cayman New Equity Lender Security Agreement”).

7.	A deed of accession, duly executed by CaymanCo, pursuant to which CaymanCo agrees to be bound by the terms and conditions of the Intercreditor Deed.

8.	A legal opinion from Ogiers in relation to the Cayman law aspects of the transaction (including in relation to the Cayman New Equity Lender Security Agreement and the accession of CaymanCo to the Intercreditor Deed).

F.	Other documents and evidence

1.	If appropriate, evidence (including an executed copy of the relevant agreement) that an Investor Affiliate will provide additional funding under an Equity Loan Agreement to cover any amounts that a Lender (a “Non-Consenting Lender”) may require to be prepaid as a result of the change of control from TDC to an Investor Affiliate as a result of (a) such Non-Consenting Lender not agreeing to the amendments and waivers set out in this Fourth Supplemental Agreement and (b) not agreeing to sell its participation to another Lender (or other permitted assignee or transferee) that has agreed to purchase such participation and consent to the amendments and waivers set out in this Fourth Supplemental Agreement.

2.	Evidence that the Subordinated Loan Lenders have consented to equivalent amendments and waivers to those referred to in this Fourth Supplemental Agreement, evidence that such amendments and waivers have become effective or will become effective on the Fourth Supplemental Effective Date and a copy of the executed amended Subordinated Loan Agreement (and relevant supplemental agreement).

3.	Evidence that €10,700,000 will be applied in prepayment of amounts outstanding under the Subordinated Loan Agreement, including all relevant notices and unqualified payment instructions and evidence that the Parent will receive sufficient funding under the New Equity Loan Agreement (in the form delivered as a condition precedent to the Fourth Supplemental Effective Date) from an Investor Affiliate as contemplated by the Structure Memorandum to fund such prepayment.

4.	All necessary regulatory approvals and/or filings in relation to the proposed change of control as contemplated by the Structure Memorandum have been received from the Austrian competition authority and the relevant Hungarian regulatory authority and confirmation that no regulatory approvals and/or filings in relation to the proposed change of control as contemplated by the Structure Memorandum are required from the Turkish authorities.

5.	Funds flow statement.

6.	List of contracts comprising the FX forward swap portfolio of the HTCC Group which was entered into following the Third Supplemental Effective Date and prior to the Fourth Supplemental Effective Date.

7.	Evidence that that all fees payable in relation to the amendments and waivers set out in this Fourth Supplemental Agreement have been paid on or before the Acquisition Date.

8.	The Structure Memorandum (as amended with the prior written consent of the Lenders except where such amendments are not prejudicial to the interests of the Lenders and do not require further consents or waivers under the Principal Facilities Agreement) capable of being relied on by the Finance Parties.

9.	Legal due diligence report prepared by Weil Gotshal and capable of being relied on by the Finance Parties.

10.	Turnover letters from each addressee of a due diligence report referred to in 8 and 9 above pursuant to which each addressee agrees to turnover an amount in cash equal to the amount of any Acquisition Proceeds (excluding any Excluded Disposal Proceeds) to the Borrower (on terms permissible by the Finance Documents) to enable the Borrower to make any prepayment required under the Principal Facilities Agreement (as amended and restated in accordance with the terms of this Fourth Supplemental Agreement).

11.	All such necessary information and other evidence as is reasonably requested of the Borrower by the Lenders in order for the Lenders to carry out and be satisfied with the results of and compliance with all necessary “know your customer” or similar identification procedures and other checks in relation to any relevant person pursuant to the transactions contemplated in the Finance Documents.

12.	Evidence that one or more Investor Affiliates will deploy at least EUR 184,000,000 to complete the acquisition of HTCC shares by an Investor Affiliate on the Acquisition Date as contemplated by the Structure Memorandum.

Part 2

1.	Confirmation that all conditions to closing of the transactions which are scheduled to close on the Acquisition Date as contemplated by the Structure Memorandum have been met.

2.	Evidence that FRN Notes and/or HY Notes representing a face value amount of at least EUR85,000,000 have been purchased by the Parent on the Acquisition Date and that the irrevocable cancellation notice has been delivered to the relevant trustees in relation to the cancellation of such notes and evidence that the Parent has received sufficient funding under the New Equity Loan Agreement (in the form delivered as a condition precedent to the Fourth Supplemental Effective Date) from an Investor Affiliate as contemplated by the Structure Memorandum to fund such purchase and (other than Euro 2,200,000 of any such fees and any fees of White & Case LLP in relation to the transactions contemplated by the Structure Memorandum) any fees payable by the Parent and its Subsidiaries in relation to the transactions contemplated by the Structure Memorandum.

3.	Evidence that that all fees and expenses in relation to the transaction (including legal fees) have been paid on or before the Acquisition Date.

4.	Evidence that one or more Investor Affiliates have deployed at least EUR 184,000,000 to complete the acquisition of HTCC shares by an Investor Affiliate on the Acquisition Date as contemplated by the Structure Memorandum.

Schedule 3

Waivers and Consents

Part A - Waivers

1	Clause 18.2.9(a) (Copies of Documents to be true and accurate) in respect of the novation of the New Equity Loan Agreement from TDCH III ApS to CaymanCo and the amendment of the New Equity Loan Agreement in the form delivered as a condition precedent to the Fourth Supplemental Effective Date.

2	Clause 18.2.9(a) (Copies of Documents to be true and accurate) in respect of the amendment of the Subordinated Loan Agreement in the form delivered as a condition precedent to the Fourth Supplemental Effective Date.

3	Clause 21.1.3 (Disposals) in respect of the Parent purchasing and cancelling the FRN Notes and/or HY Notes as contemplated by the Structure Memorandum.

4	Clause 21.1.7 (Investments) in respect of the Parent purchasing and cancelling the FRN Notes and/or HY Notes as contemplated by the Structure Memorandum.

5	Clause 21.1.12 (The Parent and the IPO Subsidiary) in respect of the Parent purchasing and cancelling the FRN Notes and/or HY Notes as contemplated by the Structure Memorandum.

6	Clause 21.1.14 (HY Offering, FRN Offering, Subordinated Loan Agreement, Equity Loan Agreement) in respect of the Parent purchasing and cancelling the FRN Notes and/or HY Notes as contemplated by the Structure Memorandum.

Part B - Consents

1	Clause 4.7 (Changes to an Equity Loan Agreement) of the Intercreditor Deed in respect of the amendment of the New Equity Loan Agreement in the form delivered as a condition precedent to the Fourth Supplemental Effective Date.

2	Clause 4.4 (Changes to Subordinated Loan Documents) of the Intercreditor Deed, to the extent required, in respect of the amendment of the Subordinated Loan Agreement in the form delivered as a condition precedent to the Fourth Supplemental Effective Date.

Schedule 4

Euroweb Romania

1	An agreement, duly executed by Euroweb Romania, pursuant to which Euroweb Romania agrees to be bound by the terms and conditions of the Principal Facilities Agreement, as amended and restated pursuant to this Fourth Supplemental Agreement (the “Accession Agreement”).

2	Copies, certified as true, complete and up-to-date copies by an Authorised officer of Euroweb Romania, of the constitutional documents of Euroweb Romania.

3	A certificate of an authorised signatory of Euroweb Romania:

(a)	certifying that each copy document relating to it delivered as a condition precedent is correct, complete and in full force and effect and has not been amended or superseded as at a date no earlier than the date of the Accession Agreement; and

(b)	confirming that the borrowing or guaranteeing or securing as appropriate, the total commitments in respect of the Facilities would not cause any borrowing, guarantee, security or similar limit, binding on Euroweb Romania, to be exceeded.

4	A copy, certified as a true copy by an Authorised Officer of Euroweb Romania, of the resolution of the shareholders of Euroweb Romania evidencing approval of the Accession Agreement and authorising its Authorised Officers to execute and deliver the Accession Agreement and to give all notices and take all other action required by Euroweb Romania under the Fourth Supplemental Finance Documents (to the extent it is a Party) and to the Accession Agreement.

5	Specimen signatures, authenticated by an Authorised Officer of Euroweb Romania, of the persons authorised in the resolutions of the shareholders, referred to in paragraph 4 above.

6	A copy, certified as a true copy by an Authorised Officer of Euroweb Romania, of all consents, authorisations, licences and approvals required by Euroweb Romania in connection with the execution, delivery, validity, enforceability and admissibility in evidence of the Fourth Supplemental Finance Documents (to the extent it is a Party) and the performance by Euroweb Romania of its obligations under the Fourth Supplemental Finance Documents (to the extent it is a Party) and the Accession Agreement.

7	An opinion from Norton Rose LLP, London.

8	An opinion from Radu Taracila Padurari Retevoescu SCA, Bucharest.

9	A copy, certified as a true copy by an Authorised Officer of Euroweb Romania of a letter from the agents for service of process under the Finance Documents accepting their respective appointments and confirming they will act.

EXECUTION PAGES

IN WITNESS whereof the parties to this Fourth Supplemental Agreement have caused this Fourth Supplemental Agreement to be duly executed the day and year first above written.